

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Michael Sullivan
Chief Financial Officer
ORAGENICS, INC.
4902 Eisenhower Boulevard, Suite 125
Tampa, Florida 33634

   Re: ORAGENICS, INC.
    Registration Statement on Form S-3
    Filed May 29, 2020
    File No. 333-238789

Dear Mr. Sullivan:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed May 29, 2020

Prospectus Summary
Overview, page 4

1. You disclose that you are a party to a worldwide, nonexclusive intellectual property and biological materials license agreement with National Institute of Allergy and Infectious Diseases ("NIAID"), an institute within the National Institutes of Health ("NIH"), relating to your SARS-CoV-2 vaccine product candidate. Please file such contract as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or advise.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason L. Drory, Staff Attorney, at 202-551-8342, or Joseph McCann, Legal Branch Chief, at 202-551-6262, with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Catchur